FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F             ☒           Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         ☐            No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

National Bank of Greece S.A.

PRESS RELEASE

Athens, 24 August 2015

NBG Receives Continued Listing Status Notice from the New York Stock Exchange

National Bank of Greece S.A. (the “Bank”) announces that, on 11 August 2015, the New York Stock Exchange (the “NYSE”) notified the Bank that the price of the American Depositary Shares representing the Bank’s ordinary shares (the “ordinary ADSs”) has fallen below the NYSE’s continued listing standard that requires a minimum average closing price of $1.00 over 30 consecutive trading days.  One ordinary ADS represents one of the Bank’s ordinary shares.

Under NYSE rules, the Bank must bring the price and the average price of the ordinary ADSs back above $1.00 by six months following receipt of the NYSE’s notice.  If the Bank takes an action to cure the deficiency that will require the approval of its ordinary shareholders, the approval must be obtained by no later than the Bank’s next annual meeting of ordinary shareholders, and the condition will be deemed by the NYSE to be cured if the price promptly thereafter exceeds and the average price remains above $1.00 per ordinary ADS for at least the following 30 trading days.  Subject to compliance with the NYSE’s other listing requirements during the cure period, the Bank’s ordinary ADSs will continue to be listed and trade on the NYSE, but will be assigned a “.BC” suffix by the NYSE to signify that the Company is not currently in compliance with the NYSE continued listing standards.

If the Bank fails to regain compliance within the required time period, the ordinary ADSs will be subject to NYSE suspension and delisting procedures.

In accordance with NYSE rules, the Bank has notified the NYSE, within the required ten business-day period, of its intention to cure the deficiency.

The Bank’s business operations and Securities and Exchange Commission reporting requirements are not affected by the receipt of the NYSE notice.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements” as that term is defined under Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.  We have based these forward-looking statements on our current expectations and projections about future events.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will,” “intention,” “seek” and similar expressions, or that involve express or implied discussions regarding the Bank’s intention to seek to cure the deficiency with the NYSE’s continued listing standards.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results and events to be materially different from any future results or events expressed or implied by these forward-looking statements.  In particular, there can be no guarantee that the Bank will successfully cure the deficiency within the six months cure period or at all.  Some of the factors that may cause actual results to differ materially from the expectations conveyed in the forward-looking statements in this press release include but are not limited to those described in our filings with the US Securities and Exchange Commission, including under “Item 3.D.  Risk Factors,” “Item 4.  Information on the Company,” and “Item 5.  Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of any change in our expectations or any new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the future events actions discussed (expressly or implied) in this press release might not occur.  Readers are cautioned not to place undue reliance on any forward-looking statements included in this press release, which are based on facts known to us only as of the date of this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis
(Registrant)

Date: August 24th, 2015

Deputy Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: August 24th, 2015

Director, Financial Division